

William Slattery, CFA
Vice President
Listing Qualifications

By Electronic Mail Only

September 23, 2019

Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Division of Corporation Finance:

This is to certify that on September 23, 2019, The Nasdaq Stock Market (the "Exchange") received from Vodafone Group Plc (the "Registrant") a copy of the Registrant's application on Form 8-A 12(b) for the registration of the following securities:

- 2.500% Notes due September 2022
- 2.950% Notes due February 2023
- 3.750% Notes due 16 January 2024
- US $1,000,000 Floating Rate Notes due 16 January 2024
- 4.125% Notes due 30 May 2025
- 4.375% Notes due 30 May 2028
- 6.250% Notes due November 2032
- 6.150% Notes due February 2037
- 5.000% Notes due 30 May 2038
- 4.375% Notes due February 2043
- 5.250% Notes due 30 May 2048
- 4.875% Notes due 19 June 2049
- 5.125% Notes due 19 June 2059
- Fixed to Float 7% Notes due April 2079

We further certify that the securities described above have been approved by the Exchange for listing and registration.

We understand that the Registrant is seeking immediate acceleration of the effective date of registration, and we hereby join in such request.

Sincerely,

William Slattery